SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2021
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: October 18, 2021

List of materials

Documents attached hereto:

i) Press release: Sony Pictures Entertainment Announces the Transfer of Certain Game Show Network Operations

October 18, 2021
Sony Group Corporation

Sony Pictures Entertainment Announces
the Transfer of Certain Game Show Network Operations

October 18, 2021 (Pacific Standard Time) – Sony Pictures Entertainment Inc. (“SPE”), a wholly-owned subsidiary of Sony Group Corporation (“Sony”), and Scopely, Inc. (“Scopely”) today announced that Scopely has agreed to acquire GSN Games, a division of Game Show Network, LLC, a wholly-owned subsidiary of SPE.  The consideration of this transaction is approximately 1 billion U.S. dollars, subject to customary working capital and other adjustments.  SPE will receive half of the consideration in cash and the remainder in preferred equity.  This transaction is subject to customary closing conditions, including regulatory approvals.  For further details, please refer to the attached press release.

Sony expects to record a gain resulting from the transfer as operating profit upon its completion, and Sony is currently assessing the impact, including the amount of such gain and other factors, on its forecast for consolidated financial results for the fiscal year ending March 31, 2022.

SCOPELY TO ACQUIRE GSN GAMES FROM
SONY PICTURES ENTERTAINMENT

Acquisition Strengthens Scopely’s Ability to Create and Deliver Engaging, Long-lasting Game Experiences

LOS ANGELES, Calif., October 18, 2021 – Scopely, one of the largest privately held mobile-first game companies, and Sony Pictures Entertainment (“SPE”) today announced an agreement for Scopely to acquire GSN Games, a division of Game Show Network, LLC (“GSN”), a wholly owned subsidiary of SPE. GSN Games operates a portfolio of free-to-play mobile and online games that includes “Solitaire TriPeaks” and “Bingo Bash,” among other titles.

The purchase price for the transaction is approximately $1 billion, half of which will be paid in cash and the remainder in preferred equity, providing SPE with a minority interest in Scopely and the opportunity to benefit from the expected growth of the company and the mobile games industry. The transaction is subject to customary closing conditions, including regulatory approvals.

The acquisition will add a complementary games portfolio to the Scopely business as well as bring a talented team of gamemakers to the Scopely ecosystem. Today, GSN Games has approximately 400 employees globally and its games continue to entertain millions of players around the world. GSN Chief Executive Officer, Mark Feldman, will continue to oversee the GSN Games business at Scopely, conditioned upon closing.

Scopely is one of the fastest-growing private mobile games companies today, having tripled revenues from 2018 to 2020. The company has one of the most diverse mobile games portfolios in the industry with success across both casual and core games—from social player vs player (PVP) to midcore role-playing games (RPG) to massively multiplayer online (MMO) strategy—and is known for its ability to build loyal and engaged player communities with a dedication to long-term, player-first experiences.

Tim O’Brien, Chief Revenue Officer of Scopely, said, “the GSN Games organization is an exceptional team, and we are excited to see what more we can accomplish together. We hope to take what is already a strong business and accelerate it through our publishing and technology infrastructure, unlocking even more value. Through this acquisition, we will continue to cultivate a loyal player base as part of our mission to inspire play, every day. The GSN Games business has proven itself as both incredibly durable and consistently profitable, due to the dynamic experiences the team continues to build for players around the world. We look forward to a great future together.”

Ravi Ahuja, Chairman, Global Television Studios and Sony Pictures Entertainment Corporate Development, shared, “GSN Games has been a great business for Sony the last 14 years, and we are proud of the experiences the team continues to deliver for players around the world. In meeting the Scopely team, we knew we found the right organization to support and accelerate the business. We are confident they will take GSN Games to new heights and SPE is pleased to be a minority shareholder in Scopely as a result of this transaction.”

Said Mark Feldman, CEO, GSN, “I am immensely proud of the entire GSN Games team for building and enhancing our portfolio of games while delivering strong and growing profits. Over the past four years, and in the teeth of a global pandemic, GSN Games has undertaken huge tech and product improvements to deliver on our commitment to providing our players with phenomenal game experiences. I am delighted that GSN Games will now be part of Scopely’s dynamic global mobile games business.”

In 2007, the GSN brand expanded into online games, creating and acquiring games to build its portfolio. Since then, GSN Games has brought both Solitaire and Bingo brands to life online and on mobile. “Bingo Bash,” the original bingo brand that redefined traditional bingo play, launched in 2011 and was acquired by GSN Games in 2014; that same year, the GSN Games team also launched “Solitaire TriPeaks.” To date, “Bingo Bash” has been played by 70M+ people with players cumulatively spending more than 60,000 years in-game. Meanwhile, 100M+ hands are played every week in “Solitaire TriPeaks.”

The acquisition agreement follows many years of transformative growth for Scopely, driven by the success of its live-operated titles and effective acquisition strategy. The company acquired the studio behind “MARVEL Strike Force” in 2020 from Disney and grew the title by 70% year-over-year. One of Scopely’s longest-running franchises, “Yahtzee® With Buddies,” closed a record-breaking year in 2020, six years post-launch. The company has also become a magnet for strategic capital from a dynamic investor base, having raised $340M in Series E financing in October 2020.

Citigroup is acting as exclusive financial advisor to SPE.

About Scopely
Scopely is a global interactive entertainment and mobile-first games company, home to many top-grossing, award-winning franchises including “Star Trek™ Fleet Command,” “MARVEL Strike Force,” “Scrabble® GO,” “WWE Champions” and “Yahtzee® With Buddies,” among others. Scopely creates, publishes and live-operates immersive games that empower a directed-by-consumerTM experience. Founded in 2011, Scopely is fueled by a world-class team and a proprietary technology platform Playgami that supports one of the most diversified portfolios in the mobile games industry. Recognized multiple times as one of Fast Company’s World’s Most Innovative Companies, Scopely is a multi-billion-dollar business due to its ability to create long-lasting game experiences that players enjoy for years. Scopely has global operations in Barcelona, Boulder, Dublin, London, Los Angeles, Seoul, Seville, Shanghai, Singapore and Tokyo, with additional game studio partners in seven countries across four continents. For more information, visit www.scopely.com.

About Sony Pictures Entertainment
Sony Pictures Entertainment (SPE) is a subsidiary of Tokyo-based Sony Group Corporation. SPE’s global operations encompass motion picture production, acquisition, and distribution; television production, acquisition, and distribution; television networks; digital content creation and distribution; operation of studio facilities; and development of new entertainment products, services and technologies. Sony Pictures Television operates dozens of wholly-owned or joint-venture production companies around the world. SPE’s Motion Picture Group production organizations include Columbia Pictures, Screen Gems, TriStar Pictures, 3000 Pictures, Sony Pictures Animation, Stage 6 Films, AFFIRM Films, Sony Pictures International Productions, and Sony Pictures Classics. For additional information, visit http://www.sonypictures.com/corp/divisions.html.

About Game Show Network, LLC
Game Show Network, LLC ("Game Show Network") is the leader in game show entertainment across multimedia, which presents original and classic game programming and games via its cable network, the digital ad supported network, Game Show Central, the GameShowNetwork.com website and its position as one of the leading social casino games companies in the world at GSN.com. Game Show Network LLC's cross-platform content also includes GSN Games' portfolio of free mobile casual and social games. Game Show Enterprises, the production arm of the network, develops and produces hundreds of hours of original episodes, making Game Show Network the premiere destination for fun, family-friendly programming. Game Show Network is distributed throughout the U.S., Caribbean and Canada by all major cable operators, satellite providers and telcos. Game Show Network is owned by Sony Pictures Entertainment, a subsidiary of Tokyo-based Sony Group Corporation. For further information, please visit GameShowNetwork.com

 EOF